EXHIBIT 99.1

Foremost Clean Energy to Deploy District-Scale MobileMT™ Survey Over its GR and Blackwing Uranium Properties

VANCOUVER, British Columbia, July 07, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to announce plans to initiate a district-scale 5,000 line-kilometer MobileMT™ airborne geophysical survey across its GR (“GR”) and Blackwing (“Blackwing”) Uranium Properties, located in the world-renowned Athabasca Basin region of northern Saskatchewan. The survey, to be conducted by Expert Geophysics Surveys Inc, is designed to detect deep conductive structures prospective for hosting high-grade uranium mineralization. The program is expected to begin mid-July, subject to operational scheduling.

GR and Blackwing are located on the north-western side the Athabasca Basin and are strategically situated along two major structural corridors known to control uranium mineralization (see Figure 1). The Grease River Shear Zone, which bisects GR, is a major crustal-scale fault system that has been interpreted as a conduit for mineralizing fluids. Similarly, the Black Bay Fault, which cuts directly through the center of Blackwing, is a prominent reactivated basement structure that may provide an ideal setting for the concentration of uranium-bearing fluids.

Jason Barnard, President and CEO of Foremost, commented: "Our team is excited to apply cutting-edge MobileMT technology to these highly prospective but underexplored projects. The scale of this survey reflects our belief in the untapped potential of the GR and Blackwing properties. With large, uranium-fertile structures like the Grease River Shear Zone and Black Bay Fault running through these claims, the opportunity for meaningful discovery is compelling. This is the first time these areas will be systematically evaluated using a deep-penetrating geophysical tool like MobileMT, and we look forward to the insights it will provide."

The MobileMT™ system offers a unique advantage by imaging subsurface resistivity to depths of up to 2 kilometers, making it particularly effective at mapping deep basement conductors and structural features that are often associated with high-grade Athabasca-style uranium deposits.

Key Technical Highlights of the GR and Blackwing Survey:

  Survey Size: ~5,000 line-km across both properties
  Line Spacing: 200 meters; Tie lines spaced at 2,000 meters
  Depth Penetration: 1–2 km using natural EM fields (AFMAG)
  Instrumentation: MobileMT™ system with high-sensitivity magnetic and VLF sensors

This airborne program represents a major step in Foremost’s goal of advancing its north-western Saskatchewan uranium portfolio through modern, efficient exploration methods. The results are expected to provide essential data to guide future ground programs and drill targeting on both properties.

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Figure 1. GR and Blackwing Properties

The GR and Blackwing properties both hosts compelling structural features that lie within a regional-scale fault zone with demonstrated mineralizing potential in an area that has remained largely unexplored. The Company believes both properties represent frontier opportunities for the discovery of new high-grade uranium systems and looks forward to reporting results from the planned geophysical surveying.

Annual Equity Grant

As part of its regular annual compensation review process, Foremost has approved the issuance of 413,100 Restricted Stock Units ("RSUs") to its management team, board of directors, employees, consultants, and staff, subject to approval by the Canadian Securities Exchange ("CSE"). This equity grant represents the Company’s 2025 annual equity incentive issuance and is aligned with its long-term compensation philosophy aimed at attracting, retaining, and rewarding high-performing individuals while aligning their interests with those of shareholders.

The RSUs will vest in three equal installments on April 1, 2026, April 1, 2027, and April 1, 2028, contingent on continued service and in accordance with Foremost’s Stock Incentive Plan (the “Plan”), which was adopted by shareholders at the Company’s annual general and special meeting held on December 20, 2025. The RSUs were granted in accordance with the Plan and the policies of the CSE and NASDAQ.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost, and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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